Item 4
Wipro Financial Rept 2008 — 2009 Results          Size: 51cm (H) x 33cm (W) Business Line
Wipro Limited — Results for the Quarter ended June 30, 2009
WIPRO LIMITED — CONSOLIDATED
AUDITED SEGMENT REPORT FOR THE QUARTER ENDED JUNE 30, 2009

	(Rs. in Million except share data)
				Year ended
	Quarter ended June 30,			March 31,
Particulars	2009	2008	Variance (%)	2009

Revenues
IT Services	48,249	44,045	10%	191,661
IT Products	7,602	7,463	2%	34,552
Consumer Care and Lighting	5,463	5,127	7%	20,830
Others	1,477	3,286		9,144
Eliminations	(52)	(254)		(745)

TOTAL	62,739	59,667	5%	255,442

Profit before Interest and Tax — PBIT
IT Services	10,776	9,186	17%	40,323
IT Products	316	249	27%	1,481
Consumer Care and Lighting	787	609	29%	2,548
Others	(284)	180		(348)

TOTAL	11,595	10,224	13%	44,004

Interest and Other Income, Net	388	285		1,192

Profit Before Tax	11,983	10,509	14%	45,196

Income Tax expense including Fringe Benefit Tax	(1,864)	(1,526)		(6,460)
Profit before Share in earnings of associates and minority interest	10,119	8,983	13%	38,736
Share in earnings of associates	85	107		362
Minority interest	(49)	(12)		(99)

PROFIT AFTER TAX	10,155	9,078	12%	38,999

EARNINGS PER SHARE — EPS
Equity shares of par value Rs. 2/- each
Basic (in Rs.)	6.97	6.25		26.81
Diluted (in Rs.)	6.95	6.21		26.72

Operating Margin
IT Services	22.3%	20.9%		21.0%
IT Products	4.2%	3.3%		4.3%
Consumer Care and Lighting	14.4%	11.9%		12.2%

TOTAL	18.5%	17.1%		17.2%

CAPITAL EMPLOYED AS AT PERIOD END
IT Services and Products	110,461	90,421		119,997
Consumer Care and Lighting	17,902	17,746		18,689
Others	70,045	61,020		54,742

TOTAL	198,408	169,187		193,428

CAPITAL EMPLOYED COMPOSITION AS AT PERIOD END
IT Services and Products	56%	54%		62%
Consumer Care and Lighting	9%	10%		10%
Others	35%	36%		28%

TOTAL	100%	100%		100%

RETURN ON AVERAGE CAPITAL EMPLOYED DURING THE PERIOD
IT Services and Products	39%	41%		39%
Consumer Care and Lighting	17%	14%		14%

TOTAL	24%	25%		25%

Notes to Segment Report:

a)	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the AS 17 “Segment Reporting” issued pursuant to the Companies (Accounting Standard) Rules, 2006 and by The Institute of Chartered Accountants of India.

b)	In certain total outsourcing contracts of IT services segment, the Company delivers hardware, software and other related deliverables. Revenue relating to these items are reported in the IT products segment.

c)	Capital employed of segments is net of current liabilities. The net current liability of segments is as follows:

	(Rs in Million)
	Quarter ended June 30,		Year ended March 31,
Particulars	2009	2008	2009

IT Services and Products	52,459	44,726	58,918
Consumer Care and Lighting	4,213	3,983	4,026
Others	24,143	22,645	22,494

	80,815	71,354	85,438

d)	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

					(Rs in Million)
	Quarter ended June 30,				Year ended March 31,
Particulars	2009	%	2008	%	2009	%

India	12,920	21	12,558	21	54,608	21
United States of America	26,836	43	26,189	44	115,105	45
Europe	12,275	20	14,473	24	57,109	22
Rest of the world	10,708	16	6,447	11	28,620	12

	62,739	100	59,667	100	255,442	100

e)	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segments.

f)	Corresponding figures for previous periods presented have been regrouped, where necessary, to confirm to the current period classification.
WIPRO LIMITED — CONSOLIDATED
AUDITED FINANCIAL STATEMENTS FOR THE QUARTER YEAR ENDED JUNE 30, 2009

		(Rs. in Million except share data)
		Quarter ended June 30,		Year ended
		2009	2008	March 31, 2009
	Particulars	Audited	Audited	Audited

1	Net Income from Sales/Services	62,891	60,013	256,171

2	Cost of Sales / Services

	a) (Increase)/Decrease in stock in trade and work in progress	802	(530)	(924)

	b) Consumption of raw materials	2,752	2,854	12,060

	c) Purchase of traded goods	6,651	8,258	34,327

	d) Other expenditure	31,451	29,933	127,416

3	Gross Profit (1-2)	21,235	19,498	83,292

4	General and Administrative expenses	3,581	3,266	14,746

5	Selling and Distribution expenses	4,261	4,228	17,531

6	Depreciation	1,798	1,578	6,864

7	Operating Profit before interest (3) – (4+5+6)	11,595	10,426	44,151

8	Interest expense	606	977	3,865

9	Exceptional Items	—	—	—

10	Operating Profit after interest and Exceptional Items (7-8-9)	10,989	9,449	40,286

11	Other investment income	994	1,060	4,910

12	Profit from Ordinary Activities before tax (10+11)	11,983	10,509	45,196

13	Tax Expense (including Fringe Benefits Tax)	1,864	1,526	6,460

14	Net Profit from Ordinary Activities after tax (12-13)	10,119	8,983	38,736

15	Minority Interest	(49)	(12)	(99)

16	Share in Earnings of Associates	85	107	362

17	Extraordinary items (net of tax expense)	—	—	—

18	Net Profit for the period (14+15+16-17)	10,155	9,078	38,999

19	Paid up equity share capital (Face value Rs. 2 per share)	2,929	2,924	2,928

20	Reserves excluding Revaluation Reserves (as per balance sheet) of previous accounting year			113,356

21	EARNINGS PER SHARE (EPS)

	Before extraordinary items (not annualised)
	Basic (in Rs.)	6.97	6.25	26.81
	Diluted (in Rs.)	6.95	6.21	26.72
	After extraordinary items (not annualised)
	Basic (in Rs.)	6.97	6.25	26.81
	Diluted (in Rs.)	6.95	6.21	26.72

22	Public shareholding*

	Number of shares	280,742,404	277,621,232	279,203,632
	Percentage of holding	19.15%	18.99%	19.06%

23	Promoters and promoter group shareholding

	a) Pledged/Encumbered
	- Number of shares	Nil	Nil	Nil
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	Nil	Nil	Nil
	- Percentage of shares (as a % of the total share capital of the company)	Nil	Nil	Nil

	b) Non-encumbered

	- Number of shares	1,161,116,260	1,161,116,260	1,162,085,063
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100%	100%	100%
	- Percentage of shares (as a % of the total share capital of the company)	79.22%	79.42%	79.32%

	Details of expenditure

	Items exceeding 10% of total expenditure

	Employee Cost	26,966	25,100	107,065

*	Public shareholding as defined under clause 40A of the listing agreement (excludes shares beneficially held by promoters and holders of American Depository Receipt)

Notes to Audited Financial Statements:

1.	The above audited financial results were approved by the Board of Directors of the Company at its meeting held on July 22, 2009.

2.	Status of redressal of Complaints received for the period April 1, 2009 to June 30, 2009

			Complaints	Complaints
Sl.		Opening balance	received during	disposed during
No.	Nature of the complaint	01.04.2009	the quarter	the quarter	Unresolved

1	Non-Receipt of Securities	—	1	1	—

2	Non Receipt of Annual Reports	—	2	2	—

3	Correction / Duplicate / Revalidation of Dividend Warrants	—	60	60	—

4	SEBI/Stock Exchange Complaints	—	1	1	—

5	Non Receipt of Dividend Warrants	—	29	29	—

6	Rectification of Name	—	1	1	—

7	Others	1	3	4	—

	TOTAL	1	97	98	—

3.	The above financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments, which are measured on a fair value basis. GAAP comprises Accounting Standards (AS), issued by the Institute of Chartered Accountants of India (ICAI) and other generally accepted accounting principles in India.

The interim condensed consolidated financial statements for the quarter ended June 30, 2009 have been prepared in accordance with the recognition, measurement and disclosure provisions of AS 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006 and by the ICAI. These financial statements should be read in conjunction with the consolidated annual financial statements of the Company for the year ended as at March 31, 2009. The accounting policies followed in preparation of the financial statements are consistent with those followed in the preparation of the consolidated annual financial statements.

4.	The total revenues represent the aggregate segment revenue and includes all allocable other income and exchange differences which are reported in other income in the condensed consolidated financial statements.

5.	In accordance with AS 21 ‘Consolidated Financial Statements’ and AS 23 ‘Accounting for Investments in Associates in Consolidated Financial Statements’ issued by the Institute of Chartered Accountants of India (ICAI), the condensed consolidated financial statements of Wipro Limited include the financial statements of all Subsidiaries of Wipro Limited which are more than 50% owned and controlled and Associates where the Company has significant influence.

6.	The Company has early adopted AS 30 and the limited revisions to other accounting standards which come into effect upon adoption of AS 30 from April 1, 2008. In accordance with the recognition and measurement principles set out in the AS 30, changes in the fair values of derivative financial instruments designated as cash flow hedges are recognized directly in shareholders’ funds and reclassified into the profit and loss account upon the occurrence of the hedged transaction. The Company also designates derivative financial instruments as hedges of net investment in non-integral foreign operation. The portion of the changes in fair value of derivative financial instruments that was determined to be an effective hedge are recognised in the shareholders’ funds and would be recognised in the profit and loss account upon sale or disposal of related non-integral foreign operation. Changes in fair value relating to the ineffective portion of the hedges and derivatives not designated as hedges are recognized in the profit and loss account as they arise.

AS 30 states that particular sections of other accounting standards; AS 4, Contingencies and Events Occurring after Balance sheet Date, to the extent it deals with contingencies, AS 11 (revised 2003), The Effects of Changes in Foreign Exchange Rates, to the extent it deals with the ‘forward exchange contracts’ and AS 13, Accounting for Investments, except to the extent it relates to accounting for investment properties, will stand withdrawn only from the date AS 30 becomes mandatory (April 1, 2011 for the Company). Accordingly, the Company continues to comply with the guidance in AS 4 — relating to Contingencies, AS 11 — relating to forward contracts and AS 13 until AS 30 becomes mandatory.

As the Company was already applying the principles of AS 30 in respect of its accounting for derivative financial instruments in relation to derivative and hedge accounting, the early adoption of AS 30 did not have a material impact on the Company.

i)	As permitted by AS 30 and the consequent limited revisions to other accounting standards, the Company has designated a yen-denominated foreign currency borrowing amounting to JPY 27 Billion (June 30, 2008: JPY 28 Billion, March 31, 2009: JPY 27 Billion) along with a floating for floating Cross-Currency Interest Rate Swap (CCIRS), as a hedging instrument to hedge its net investment in a non-integral foreign operation. In addition, the Company has also designated yen-denominated foreign currency borrowing amounting to JPY 8 Billion (June 30, 2008: Nil, March 31, 2009: JPY 8 Billion) along with floating for fixed CCIRS as cash flow hedge of the yen- denominated borrowing and also as a hedge of net investment in a non-integral foreign operation.

ii)	Accordingly, the translation gain / (loss) on the foreign currency borrowings and portion of the changes in fair value of CCIRS which are determined to be effective hedge of net investment in non-integral operation aggregating to Rs. 978 Million (June 30, 2008: Rs (660) Million, March 31, 2009: Rs (3,044) Million) was recognized in translation reserve / hedging reserve in shareholders’ funds. The amount of gain / (loss) of Rs 1,081 Million (June 30, 2008: Rs. (660) Million, March 31, 2009: Rs (3,753) Million) recognized in translation reserve would be transferred to profit and loss account upon sale or disposal of non-integral foreign operations and the amount of loss of Rs 103 Million (June 30, 2008: Nil, March 31, 2009: gain of Rs 709 Million) recognized in the hedging reserve would be transferred to profit and loss upon occurrence of the hedged transaction.

iii)	In accordance with AS 11, if the Company had continued to recognize translation (losses) / gains on foreign currency borrowing in the profit and loss account, the foreign currency borrowing would not have been eligible to be combined with CCIRS for hedge accounting. Consequently the CCIRS also would not have qualified for hedge accounting and changes in fair value of CCIRS would have been recognized in the profit and loss account. As a result profit after tax for the quarter would have been higher/ (lower) by Rs 935 Million (June 30, 2008: Rs. (660) Million, March 31, 2009: Rs (3,044) Million).

For detailed note on derivative accounting refer to note 18 (5) of the condensed consolidated financial statements of Wipro Limited which are available on our Company website www.wipro.com.

7.	The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the quarter ended June 30, 2009, which are available on our Company website www.wipro.com.

8.	Pursuant to Clause 41 (VI) (b) (iii) of the Listing Agreement, we inform that we have published condensed consolidated financial results for the quarter ended June 30, 2009. The stand-alone financial results of Wipro Limited for the quarter ended June 30, 2009 have been submitted to the stock exchanges and are available for perusal in our Company website at www.wipro.com and in stock exchange’s website of both Mumbai Stock Exchange and National Stock Exchange of India Limited namely www.bseindia.com and www.nseindia.com

9.	Corresponding figures for previous periods presented have been regrouped, where necessary, to confirm to the current period classification.

Place: Bangalore Date: July 22, 2009	By order of the board Azim H Premji Chairman	WIPRO LIMITED Regd. Office: Doddakannelli, Sarjapur Road, Bangalore — 560 035. www.wipro.com